IndexIQ ETF Trust

800 Westchester Avenue, Suite S-710

Rye Brook, New York 10573

VIA EDGAR CORRESPONDENCE

July 10, 2015

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IndexIQ ETF Trust (“Registrant”) (SEC File Nos. 333-152915 and 811-22227) Post Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

I am writing in response to comments you provided to Gregory E. Xethalis of Katten Muchin Rosenman LLP and me by telephone on June 16, 2015, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on May 1, 2015, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register the IQ 50 Percent Hedged FTSE International ETF, IQ 50 Percent Hedged FTSE Europe ETF, IQ 50 Percent Hedged FTSE Germany ETF, IQ 50 Percent Hedged FTSE Japan ETF, and IQ 50 Percent Hedged FTSE Emerging Markets ETF (the “Funds”), each a new series of the Registrant. On behalf of the Registrant, your comments and our responses thereto are provided below.

Comments Applicable to all Funds

Comment 1: Please consider whether a Fund or an index concentrates in securities of issuers in any individual country.  To the extent any such concentration exists or is reasonably likely, please consider adding relevant concentration and country-specific risk disclosure.

Response: Comment accepted. To the extent that a Fund is expected to concentrate in the securities of issuers of an individual country or a geographic region, the relevant Fund has included disclosure about the risks associated with investments in the particular country or geographic region.

Comment 2: Please consider whether a Fund will have a material exposure to securities of small-capitalization issuers.  To the extent that any such concentration exists or is reasonably likely to exist, please consider adding relevant risk disclosure.

Response: The Registrant confirms that none of the Funds is expected to have material exposure to the securities of small-capitalization issuers. Accordingly, the Registrant has not

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included disclosure regarding the risks associated with investments in small-capitalization issuers.

Comment 3: Please consider the disclosure relating to futures in the Derivatives Risk factor.  To the extent the Fund will not be utilizing futures, please consider removing references thereto.

Response: Each Fund may use futures as part of its principal investment strategies. Accordingly, no changes have been made in response to this comment.

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The Registrant hereby acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to the Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Matthew V. Curtin at (914) 481-8397.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary of the Registrant

Cc:	David L. Fogel, Executive Vice President

Gregory Xethalis, Katten Muchin Rosenman LLP

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